December 29, 2022

Megan Miller

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Frank Funds, File Nos. 333-113657 and 811-21532

Dear Ms. Miller:

On December 22, 2022, you provided comments with respect to with respect to certain shareholder report filings for the Frank Funds (the “Funds”) for the period ended June 30, 2022, as described below. Please find below the Funds’ responses to those comments, which the Funds have authorized Thompson Hine LLP to make on its behalf.

1.

Comment.  The Funds filed an amendment to N-CSR on October 14, 2022; however, there was no explanatory note as to the reason for the amendment. Please supplementally provide the reason for the amended filing and ensure all future amended filings include an explanatory note.

Response: The Registrant notes that the Frank Funds’ Annual Report for the fiscal year ended June 30, 2022 was amended for the following two reasons:

(i)

Note 4, first paragraph under “Value Fund” was revised to reflect a permanent reduction in the Value Fund’s annual investment management fee.

ORIGINAL:  For its services and the payment of Value Fund ordinary operating expenses, FCP receives an annual investment management fee of 0.99% of the average daily net assets of the Value Fund until the net assets reach $15 million.

REVISED: For its services and the payment of Value Fund ordinary operating expenses, FCP receives an annual investment management fee of 0.91% of the average daily net assets of the Value Fund. This fee was permanently reduced from 0.99% when the Value Fund’s net assets exceeded $15 million in April 2021.

(ii)

Note 4, second paragraph under “Value Fund” was revised to reflect a permanent reduction in the Value Fund’s annual administration fee.

ORIGINAL: FCP also provides administrative services to the Value Fund under an Administration Agreement and receives a fee equal to 0.25% of the Value Fund’s average daily net assets for those services until the net assets reach $15 million.

REVISED: FCP also provides administrative services to the Value Fund under an Administration Agreement and receives a fee of 0.21% of the Value Fund's average daily net assets for those services. This fee was permanently reduced from 0.25% when the Value Fund’s net assets exceeded $15 million in April 2021.

2.

Comment. Several statements are made throughout Note 2 in the Notes to Financial Statements that “certain Funds may…” engage in a particular type of transaction. Please be more specific and clarify which funds engage in the particular transactions.

Response:  The Registrant represents that only one series of Frank Funds (Camelot Event-Driven Fund) engages in short sales and that none of the series in Frank Funds engage in transactions involving futures contracts or forward foreign currency contracts.  The Registrant undertakes to update Note 2 in the Notes to the Financial Statements in future shareholder reports to clarify that only Camelot Event-Driven Fund engages in short sales and to remove the Futures Contracts and Forward Foreign Currency Contracts section of Note 2.

3.

Comment: In the Schedule of Investments of the Camelot Event Driven Fund, there is question mark after each underlying security name but no footnote containing an explanation of the question mark. Please explain what the question mark represents in correspondence.

Response: The Registrant notes that the question mark contained after certain underlying securities in the Schedule of Investments of the Camelot Event Driven Fund is a formatting error that occurred when the annual shareholder report was converted to EDGAR format.  The “question mark” represents each Level 2 Security, as indicated by the footnote “●” at the bottom of page 28.

4.   Comment. The SEC had previously issued correspondence to the Funds dated December 11, 2019. Comments 5 and 7 from that correspondence were not reflected in the latest filing. Please confirm whether those comments are no longer applicable.

Response: The Registrant undertakes to update future shareholder reports consistent with Comments 5 and 7 from the correspondence letter dated December 11, 2019.

* * * * *

If you have any questions or additional comments, please call Ryan Wheeler at 513.352.6693.

Sincerely,

/s/Ryan Wheeler

Ryan Wheeler